FORM 12

NOTICE OF PROPOSED STOCK CONSOLIDATION
OR RECLASSIFICATION

Name of Listed Issuer: IM Cannabis Corp. ( the "Issuer")

Trading Symbol: IMCC

Date: February 10, 2021

This form is to be used to report a proposed reclassification, which is any change to the terms of a listed security other than a stock split or dividend.

1. Provide full details of the reclassification

The Issuer's issued and outstanding common shares ("Common Shares") will be consolidated on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares (the "Share Consolidation"). The Issuer's share purchase warrants listed for trading on the Canadian Securities Exchange will also be adjusted in connection with the Share Consolidation.

2. Number of securities outstanding and reserved for issuance following the reclassification

The issued and outstanding Common Shares of the Issuer following the Share Consolidation will be approximately 40,061,364, subject to adjustments for rounding purposes.

3. Describe the anticipated impact of the reclassification on the liquidity of the market for the listed security and on voting and equity rights of public shareholders

The Issuer does not anticipate any impact on the liquidity of the market for the Common Shares. There will be no change on voting or equity rights.

4. Date of shareholders' meeting to approve the reclassification

December 16, 2020

5. Record date for the reclassification

February 16, 2021

FORM 12 – NOTICE OF PROPOSED STOCK CONSOLIDATION OR RECLASSIFICATION January 2015 Page 1

6. Certificate of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 12 Notice of Proposed Stock Consolidation or Reclassification is true.

Dated February 10, 2021.

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
 Official Capacity

FORM 12 – NOTICE OF PROPOSED STOCK CONSOLIDATION OR RECLASSIFICATION January 2015 Page 2